Exhibit 8.1

List of Subsidiaries of Vista Energy, S.A.B de C.V. as of December 31, 2025

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Vista Energy Argentina S.A.U.	Argentina	Vista Argentina
Vista Energy LACH S.A.	Argentina	Vista LACH
Vista Energy Holding I, S.A. de C.V.	Mexico	Vista Holding I
Vista Energy Holding II, S.A. de C.V.	Mexico	Vista Holding II
Vista Energy International S.A.	Uruguay	VEISA
Aluvional S.A.	Argentina	Aluvional